UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 26, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State of incorporation)	(I.R.S. Employer Identification No.)

 10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

Item 9. Other Events

HighTimes Holding Corp. (the “Company” or “HTH”) has prepared an investor presentation as a solicitation of interest under Rule 255 of Regulation A, 17 CFR § 230.255, (“testing-the-waters” materials) in connection with an anticipated offer and sale of securities pursuant to Regulation A+ as described in the Amendment No. 3 to HTH’s Offering Circular on Form 1-A filed with the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) on June 26, 2018. Such testing-the waters materials are attached to this Current Report on Form 1-U as Exhibit 13.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
13.1	Testing-the-Waters Materials

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Adam E. Levin
Name: its:	Adam E. Levin Chief Executive Officer
Date:	June 27, 2018

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